Midcoast Energy Partners, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

April 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Office of Consumer Products

Re:	Midcoast Energy Partners, L.P.

Amendment No. 2 to Schedule 14C

Filed March 21, 2017

File No. 001-36175

Amendment No. 2 to Schedule 13E-3

Filed March 21, 2017

File No. 005-87752

Ladies and Gentlemen:

Set forth below are the responses of Midcoast Energy Partners, L.P. (the “Partnership,” “MEP,” “we” or “us”) to the verbal comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conversation on April 5, 2017, with respect to the Partnership’s information statement on Form 14C, as amended (the “Information Statement”), and transaction statement on Schedule 13E-3, as amended (the “Transaction Statement”), each of which was filed by the Partnership with the Commission on March 31, 2017.

Concurrently with the submission of this letter, we are submitting through EDGAR amendments to each of the Information Statement and the Transaction Statement (collectively, the “Amendment”). For your convenience, we will hand-deliver three CPO copies of the Amendment, as well as three copies of the Amendment marked to show all changes made to the Information Statement and the Transaction Statement since the Partnership’s submission on March 31, 2017.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Partnership’s response. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

Securities and Exchange Commission

April 6, 2017

Amendment No. 2 to Preliminary Information Statement on Schedule 14C

Reasons for the MEP Committee’s Recommendation, page 30

1.	Please supplement your disclosure on page 33 of the Information Statement to include Net Book Value per unit.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see page 33 of the Information Statement.

Other Written Presentations by Evercore, page 48

2.	Please disclose, if true, that the implied valuation ranges in the January 24 materials are materially the same as those in the January 26 materials. In addition, please disclose the implied valuation ranges for the precedent M&A transactions analysis contained in the January 26 materials.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see page 50 of the Information Statement.

*    *    *    *

Please direct any questions or comments regarding this correspondence to our counsel, Jesse P. Myers of Latham & Watkins LLP at (713) 546-7464.

Sincerely,

Midcoast Energy Partners, L.P.

By:	Midcoast Holdings, L.L.C.,
its general partner

/s/ Stephen J. Neyland
Name:	Stephen J. Neyland
Title:	Vice President—Finance

Enclosures

cc:	Valorie J. Wanner, Midcoast Energy Partners, L.P.
Willian N. Finnegan IV, Latham & Watkins LLP
Jesse P. Myers, Latham & Watkins LLP
William S. Anderson, Bracewell LLP
Michael S. Telle, Vinson & Elkins L.L.P.